Norske Skog

RECEIVED

2007 FEB -6 A 10:20

FILE No.: 82-5226

Skogn, 26 January 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
USA

07020816

Attention: Office of International Corporate Finance

SUPPL

Re: Rule 12g3-2(b) submission by Norske Skogindustrier ASA

Ladies and Gentlemen:

I refer to the above referenced exemption pursuant to Rule 12g3-2(b) (the "*Rule*") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Norske Skogindustrier ASA.

I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act the following materials:

(1) *Special Items and currency effects etc., 4th quarter 2006, dated January 23, 2007*

(2) *Annual information regarding the information sent to Oslo Stock Exchange in 2006, dated January26, 2007*

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,
Norske Skogindustrier ASA

Oddrunn Ringstad

Oddrunn Ringstad

PROCESSED

FEB 0 9 2007

THOMSON FINANCIAL

Norske Skogindustrier ASA

Oksenoyveien 80
Postboks 329
1326 Lysaker
Foretaksregisteret:
NO 911 750 961 MVA

Telefon: 67 59 90 00
Telefaks: 67 59 91 81

Oksenøyveien 80
P.O.Box 329
N-1326 Lysaker, Norway
Register of business enterprises:
NO 911 750 961 VAT

Telephone: +47 67 59 90 00
Telefax: +47 67 59 91 81

Message to Oslo Stock Exchange

Special items and currency effects etc., 4th quarter 2006

The publishing of Norske Skog's accounts for Q 4 2006 will take place on Wednesday, February 7th at 8:00 CET.

A live webcast will be held from Norske Skog's offices at 14:00 CET the same day. More information about this event will be available on our web site www.norskeskog.com.

The Silent Period ahead of the release commences on Wednesday, 24th of January.

Special items in the accounts for Q 4, 2006

Net P & L effects from change in the value of energy hedging related to Norske Skog's energy contracts is positive with NOK 15 million.

A provision made in 2005 for a dispute concerning grid cost in Brazil, has been reversed with NOK 60 mill. in Q 4. In the official accounts this is shown in the results for South America.

A negative result of NOK 84 mill. results from the buy back of the property at Oksenøyveien 80 (Norske Skog's head-office). A provision was made for this in 2004 when the leasing agreement was changed from an operational lease to a financial lease.

None of the above mentioned items will have cash effect.

Currency effects Q4, 2006

Currency effects, shown under financial items, in total represent a positive result of approximately NOK 90. The major part of this is non-cash effects.

Norske Skog's trade-weighted basked of currencies

Norske Skog's trade-weighted basket of currencies (the "Norske Skog Index") had an average value of 90.2 in Q 4, 2006, compared to 88.3 in Q 3, 2006, and 87.3 in Q 4, 2005. The value as per December 31st, 2006, was 88.8 compared to 90.6 on September 30th, 2006. The index started January 1st, 2002.

Oxenøen, January, 23rd, 2007

NORSKE SKOG

Investor Relations

Source	Date	Symbol	Announcement	Type of announcement
newsweb	07.12.2006	NSG	DOUBLING PRODUCTION CAPACITY IN BRAZIL	AGREEMENTS
newsweb	07.12.2006	NSG	DOBLER PRODUKSJONSKAPASITETEN I BRASIL	AGREEMENTS
newsweb	06.12.2006	NSG	PRESENTATION IN STOCKHOLM 29 NOVEMBER 2006	PRESENTATION MATERIAL
newsweb	06.12.2006	NSG	PRESENTATION IN OSLO 23 NOVEMBER 2006	PRESENTATION MATERIAL
newsweb	23.11.2006	NSG	SIGNING OF EUR 400 MILLION SYNDICATED CREDIT FACILITY	OTHER ANNOUNCEMENTS
newsweb	23.11.2006	NSG	EUR 400 MILL KREDITTFASILITET	OTHER ANNOUNCEMENTS
newsweb	20.11.2006	NSG	PRESENTATION IN LONDON 15 NOVEMBER, 2006	PRESENTATION MATERIAL
newsweb	20.11.2006	NSG	PRESENTASJON I LONDON 15. NOVEMBER 2006	PRESENTATION MATERIAL
newsweb	16.11.2006	NSG	EU COMPETITION AUTHORITIES CLOSES INVESTIGATION	OTHER ANNOUNCEMENTS
newsweb	16.11.2006	NSG	EU KOMMISJONENS ETTERFORSKNING AVSLUTTET	OTHER ANNOUNCEMENTS
newsweb	14.11.2006	NSG	STANDARD & POOR`S DOWNGRADES NORSKE SKOG	OTHER ANNOUNCEMENTS
newsweb	14.11.2006	NSG	NEDGRADERING FRA STANDARD AND POOR`S	OTHER ANNOUNCEMENTS
newsweb	03.11.2006	NSG	NORSKE SKOG - THIRD QUARTER OF 2006	QUARTERLY RESULTS
newsweb	03.11.2006	NSG	NORSKE SKOG - 3. KVARTAL 2006	QUARTERLY RESULTS
newsweb	26.10.2006	NSG	FINANCIAL CALENDER 2007	FINANCIAL CALENDAR
newsweb	26.10.2006	NSG	FINANSKALENDER FOR 2007	FINANCIAL CALENDAR
newsweb	24.10.2006	NSG14	NY RENTE	FIXED INCOME NEWS
newsweb	19.10.2006	NSG	SPECIAL ITEMS AND CURRENCY EFFECTS ETC., Q3 2006	OTHER ANNOUNCEMENTS
newsweb	19.10.2006	NSG	NEDSKRIVNINGER OG VALUTAFORHOLD M.V. I 3. KVARTAL 2006	OTHER ANNOUNCEMENTS
newsweb	12.10.2006	NSG	REFINANCING OF EXISTING SYNDICATED CREDIT FACILITY	OTHER ANNOUNCEMENTS
newsweb	12.10.2006	NSG	REFINANSIERING AV EKSISTERENDE KREDITTFASILITET	OTHER ANNOUNCEMENTS
newsweb	02.10.2006	NSG	NEW SENIOR VICE PRESIDENT HR AND ORGANISATION	ORGANIZATIONAL CHANGES
newsweb	02.10.2006	NSG	NY KONSERNDIREKTØR FOR HR OG ORGANISASJON I NORSKE SKOG	ORGANIZATIONAL CHANGES
newsweb	29.09.2006	NSG	PRESENTATION MATERIAL	PRESENTATION MATERIAL
newsweb	22.09.2006	NSG	HANDLINGSPLAN FOR BEDRET LØNNSOMHET	OTHER ANNOUNCEMENTS
newsweb	22.09.2006	NSG	PROFIT IMPROVEMENT PLAN	OTHER ANNOUNCEMENTS
newsweb	24.08.2006	NSG	MOTTATT DELÅRSRAPPORT FOR 2. KVARTAL 2006	PRINTED ANNUAL/QUARTERLY REPOR
newsweb	22.08.2006	NSG11	PURCHASE OF OWN BONDS	FIXED INCOME NEWS
newsweb	22.08.2006	NSG11	TILBAKEKJØP OBLIGASJONER	FIXED INCOME NEWS
newsweb	11.08.2006	NSG	NORSKE SKOG - SECOND QUARTER OF 2006	QUARTERLY RESULTS
newsweb	11.08.2006	NSG	NORSKE SKOG - 2. KVARTAL 2006	QUARTERLY RESULTS
newsweb	04.08.2006	NSG	MOVING TMP PLANT TO NORSKE SKOG FOLLUM	OTHER ANNOUNCEMENTS
newsweb	04.08.2006	NSG	FLYTTING AV TMP-ANLEGG FRA UNION TIL FOLLUM	OTHER ANNOUNCEMENTS
newsweb	27.07.2006	NSG	CURRENCY ITEMS ETC., 2ND QUARTER 2006	FINANCIAL CALENDAR
newsweb	27.07.2006	NSG	VALUTAFORHOLD M.V. I 2. KVARTAL 2006	FINANCIAL CALENDAR
newsweb	24.07.2006	NSG14	NY RENTE	FIXED INCOME NEWS
newsweb	05.07.2006	NSG	REORGANISATION AND CORPORATE MANAGEMENT CHANGES	ORGANIZATIONAL CHANGES
newsweb	05.07.2006	NSG	NY ORGANISASJONSSTRUKTUR OG ENDRINGER I KONSERNLEDELSEN	ORGANIZATIONAL CHANGES
newsweb	20.06.2006	NSG	AABERG TO LEAVE NORSKE SKOG	ORGANIZATIONAL CHANGES
newsweb	20.06.2006	NSG	KONSERNDIREKTØR HANNE AABERG SLUTTER I NORSKE SKOG	ORGANIZATIONAL CHANGES
newsweb	13.06.2006	NSG	CHANGE OF REPORTING DATE, Q2 2006	FINANCIAL CALENDAR
newsweb	13.06.2006	NSG	ENDRET RAPPORTERINGSDATO FOR 2. KVARTAL 2006	FINANCIAL CALENDAR
newsweb	06.06.2006	NSG	NORSKE SKOG APPOINTS CHRISTIAN RYNNING-TØNNESEN AS CEO	ORGANIZATIONAL CHANGES
newsweb	06.06.2006	NSG	CHRISTIAN RYNNING-TØNNESEN NY KONSERNSJEF I NORSKE SKOG	ORGANIZATIONAL CHANGES
newsweb	16.05.2006	NSG	MOTTATT DELÅRSRAPPORT FOR 1 KV. 2006	PRINTED ANNUAL/QUARTERLY REPOR
newsweb	04.05.2006	NSG14	OPPTAK AV OBLIGASJONSLÅN	FIXED INCOME NEWS
newsweb	04.05.2006	NSG	NSG - OPPTAK AV OBLIGASJONSLÅN	OTHER ANNOUNCEMENTS
newsweb	04.05.2006	NSG	NSG - NEW BOND LOAN	OTHER ANNOUNCEMENTS

newsweb	03.05.2006 NSG	NORSKE SKOG - Q1 2006	QUARTERLY RESULTS
newsweb	03.05.2006 NSG	NORSKE SKOG - 1. KVARTAL 2006	QUARTERLY RESULTS
newsweb	24.04.2006 NSG14	NY RENTE	FIXED INCOME NEWS
newsweb	24.04.2006 NSG	AGM HELD IN NORSKE SKOG - CORRECTION*)	GENERAL MEETING INFORMATION
newsweb	24.04.2006 NSG	GENERALFORMSAMLING I NORSKE SKOG - KORREKSJON *)	GENERAL MEETING INFORMATION
newsweb	21.04.2006 NSG	MOTTATT PROTOKOLL	GENERAL MEETING INFORMATION
newsweb	21.04.2006 NSGW07X100HA	JUSTERING AV NORSKE SKOG WARRANTER PGA EXTRAUTDELNING	OTHER ANNOUNCEMENTS
newsweb	21.04.2006 NSGW07L120HA	JUSTERING AV NORSKE SKOG WARRANTER PGA EXTRAUTDELNING	OTHER ANNOUNCEMENTS
newsweb	21.04.2006 NSGW07L100HA	JUSTERING AV NORSKE SKOG WARRANTER PGA EXTRAUTDELNING	OTHER ANNOUNCEMENTS
newsweb	21.04.2006 NSGW07C180HA	JUSTERING AV NORSKE SKOG WARRANTER PGA EXTRAUTDELNING	OTHER ANNOUNCEMENTS
newsweb	21.04.2006 NSGW07C135HA	JUSTERING AV NORSKE SKOG WARRANTER PGA EXTRAUTDELNING	OTHER ANNOUNCEMENTS
newsweb	21.04.2006 NSGW06F162HA	JUSTERING AV NORSKE SKOG WARRANTER PGA EXTRAUTDELNING	OTHER ANNOUNCEMENTS
newsweb	21.04.2006 NSGW06F108HA	JUSTERING AV NORSKE SKOG WARRANTER PGA EXTRAUTDELNING	OTHER ANNOUNCEMENTS
newsweb	21.04.2006 NSG	THE SHARE TRADES EX-DIVIDEND	EX DATE
newsweb	21.04.2006 NSG	AKSJEN HANDLES EKSKL. UTBYTTE	EX DATE
newsweb	21.04.2006 NSG	AGM HELD IN NORSKE SKOG	GENERAL MEETING INFORMATION
newsweb	21.04.2006 NSG	GENERALFORSAMLING I NORSKE SKOG	GENERAL MEETING INFORMATION
newsweb	21.04.2006 NSG	MOODY`S DOWNGRADES NORSKE SKOG	OTHER ANNOUNCEMENTS
newsweb	21.04.2006 NSG	NEDGRADERING FRA MOODY`S	OTHER ANNOUNCEMENTS
newsweb	20.04.2006 NSG	NORSKE SKOG CHAIR WARNS OF DEMANDING CHANGES	OTHER ANNOUNCEMENTS
newsweb	20.04.2006 NSG	NORSKE SKOGS STYRELEDER VARSLER KREVENDE OMSTILLING	OTHER ANNOUNCEMENTS
newsweb	20.04.2006 NSG	NEW REPORTING DATE AND OTHER INFORMATION ABOUT Q1 2006	FINANCIAL CALENDAR
newsweb	20.04.2006 NSG	NY RAPPORTERINGSDATO OG ANNEN INFO OM 1. KVARTAL 2006	FINANCIAL CALENDAR
newsweb	05.04.2006 NSG	MOTTATT ÅRSRAPPORT 2005/ RECEIVED ANNUAL REPORT 2005	PRINTED ANNUAL/QUARTERLY REPOR
newsweb	29.03.2006 NSG	PRESENTATION IN STOCHOLM 9 MARCH, 2006	PRESENTATION MATERIAL
newsweb	29.03.2006 NSG	PRESENTATION IN SÃO PAULO MARCH 9, 2006	PRESENTATION MATERIAL
newsweb	29.03.2006 NSG	ANNUAL INFORMATION	ANNUAL INFORMATION
newsweb	29.03.2006 NSG	ÅRLIG OVERSIKT	ANNUAL INFORMATION
newsweb	29.03.2006 NSG	NOTICE OF ANNUAL GENERAL MEETING AND ANNUAL REPORT 2005	GENERAL MEETING INFORMATION
newsweb	29.03.2006 NSG	INNKALLING TIL GENERALFORSAMLING OG ÅRSRAPPORT 2005	GENERAL MEETING INFORMATION
newsweb	22.03.2006 NSG	ELECTION COMMITTEE RECOMMENDATIONS	OTHER ANNOUNCEMENTS
newsweb	22.03.2006 NSG	VALGKOMITEENS INNSTILLING	OTHER ANNOUNCEMENTS
newsweb	21.03.2006 NSG	STANDARD AND POOR`S REVISES OUTLOOK ON NORSKE SKOG	OTHER ANNOUNCEMENTS
newsweb	21.03.2006 NSG	ENDRET OUTLOOK FRA STANDARD AND POOR`S	OTHER ANNOUNCEMENTS
newsweb	20.03.2006 NSG	JAN OKSUM RESIGNS AS CHIEF EXECUTIVE OF NORSKE SKOG	ORGANIZATIONAL CHANGES
newsweb	20.03.2006 NSG	JAN OKSUM FRATRER SOM KONSERNSJEF I NORSKE SKOG	ORGANIZATIONAL CHANGES
newsweb	01.03.2006 NSG	NEW GROUP CONTRACT FOR ELECTRICITY	AGREEMENTS
newsweb	01.03.2006 NSG	NY KONSERNKONTRAKT PÅ ELEKTRISK KRAFT	AGREEMENTS
newsweb	21.02.2006 NSG11	PURCHASE OF OWN BONDS	FIXED INCOME NEWS
newsweb	21.02.2006 NSG11	TILBAKEKJØP OBLIGASJONER	FIXED INCOME NEWS
newsweb	20.02.2006 NSG	CFO TO LEAVE NORSKE SKOG	ORGANIZATIONAL CHANGES
newsweb	20.02.2006 NSG	KONSERNDIREKTØR FOR FINANS SLUTTER I NORSKE SKOG	ORGANIZATIONAL CHANGES
newsweb	14.02.2006 NSG	MOTTATT RAPPORT 4. KVARTAL 2005	PRINTED ANNUAL/QUARTERLY REPOR

newsweb	03.02.2006	NSG12	NORSKE SKOG - SALG AV AKSJER I CATALYST PAPER	FIXED INCOME NEWS
newsweb	03.02.2006	NSG11	NORSKE SKOG - SALG AV AKSJER I CATALYST PAPER	FIXED INCOME NEWS
newsweb	03.02.2006	NSG10	NORSKE SKOG - SALG AV AKSJER I CATALYST PAPER	FIXED INCOME NEWS
newsweb	03.02.2006	NSG	NORSKE SKOG 4. KVARTAL 2005 - REGNSKAP	QUARTERLY RESULTS
newsweb	03.02.2006	NSG	NORSKE SKOG Q4 2005 - FIGURES	QUARTERLY RESULTS
newsweb	03.02.2006	NSG	NORSKE SKOG, Q 4 2005	QUARTERLY RESULTS
newsweb	03.02.2006	NSG	NORSKE SKOG 4. KV. 2005	QUARTERLY RESULTS
newsweb	31.01.2006	NSG	PRESS RELEASE: NORSKE SKOG SELLS CATALYST PAPER SHARES	AGREEMENTS
newsweb	31.01.2006	NSG	PRESSEMELDING: NORSKE SKOG SELGER AKSJENE I CATALYST PA	AGREEMENTS
newsweb	31.01.2006	NSG	NORSKE SKOG SELLS ITS SHARES IN CATALYST PAPER	AGREEMENTS
newsweb	31.01.2006	NSG	NORSKE SKOG SELGER AKSJENE I CATALYST PAPER	AGREEMENTS
newsweb	24.01.2006	NSG14	NY RENTE	FIXED INCOME NEWS
newsweb	24.01.2006	NSG	SALE OF FORESTIA AS	AGREEMENTS
newsweb	24.01.2006	NSG	SALG AV FORESTIA AS	AGREEMENTS
newsweb	18.01.2006	NSG	CURRENCY ITEMS ETC., Q4 2005	FINANCIAL CALENDAR
newsweb	18.01.2006	NSG	VALUTAFORHOLD M.V., 4. KVARTAL 2005	FINANCIAL CALENDAR
newsweb	10.01.2006	NSG	ENDREDE RAPPORTERINGSDATOER I 2006	FINANCIAL CALENDAR
newsweb	10.01.2006	NSG	CHANGE OF REPORTING DATES IN 2006	FINANCIAL CALENDAR
newsweb	09.01.2006	NSG	SALG AV EIERANDEL I NORDIC PAPER	AGREEMENTS
newsweb	09.01.2006	NSG	SALE OF OWNERSHIP STAKE IN NORDIC PAPER	AGREEMENTS

Trade subject to notification:

Date/time	Market	Ticker	Announcement	Type of announcement
28.09.2006 09:09	OB	**NSG**	SALE OF OWN SHARES	MANDATORY NOTIFICATION OF TRAD
28.09.2006 09:09	OB	**NSG**	SALG AV EGNE AKSJER	MANDATORY NOTIFICATION OF TRAD
05.07.2006 08:15	OB	**NSG**	LONG-TERM INCENTIVE SCHEME IN NORSKE SKOG	MANDATORY NOTIFICATION OF TRAD
05.07.2006 08:15	OB	**NSG**	LANGSIKTIG INCENTIVORDNING I NORSKE SKOG	MANDATORY NOTIFICATION OF TRAD
07.06.2006 08:28	OB	**NSG**	PURCHASE OF SHARES	MANDATORY NOTIFICATION OF TRAD
07.06.2006 08:28	OB	**NSG**	KJØP AV AKSJER	MANDATORY NOTIFICATION OF TRAD
07.04.2006 15:10	OB	**NSG**	MANDATORY NOTIFICATION OF TRADE - CORR.	MANDATORY NOTIFICATION OF TRAD
07.04.2006 15:09	OB	**NSG**	MELDEPLIKTIG HANDEL - KORR.	MANDATORY NOTIFICATION OF TRAD
04.04.2006 08:18	OB	**NSG**	MANDATORY NOTIFICATION OF TRADE	MANDATORY NOTIFICATION OF TRAD
04.04.2006 08:18	OB	**NSG**	MELDEPLIKTIG HANDEL	MANDATORY NOTIFICATION OF TRAD
03.04.2006 14:02	OB	**NSG**	MANDATORY NOTIFICATION OF TRADE	MANDATORY NOTIFICATION OF TRAD
03.04.2006 14:02	OB	**NSG**	SALG AV EGNE AKSJER	MANDATORY NOTIFICATION OF TRAD

Disclosure in Norske Skog:

Date/time	Market	Ticker	Announcement	Attachments	Type of announcement
27.10.2006 08:22	OB	**NSG**	DISCLOSURE OF AQUISITIONS OF LARGE SHAREHOLDINGS	27K	DISCLOSURE REQUIREMENT
10.07.2006 07:53	OB	**NSG**	DISCLOSURE OF LARGE SHAREHOLDINGS		DISCLOSURE REQUIREMENT
19.01.2006 08:06	OB	**NSG**	DISCLOSURE OF LARGE SHAREHOLDINGS		DISCLOSURE REQUIREMENT
10.01.2006 08:32	OB	**NSG**	DISCLOSURE OF LARGE SHAREHOLDINGS		DISCLOSURE REQUIREMENT

END